ZURICH
FINANCIAL SERVICES

04024048

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 03/31/2004

SEC. REC. APR 01 2004 WASH, D.C. 181

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group sells health insurance businesses in Germany to DKV" dated March 31, 2004.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellsk

Andres Christen

Enclosure

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group sells health insurance businesses in Germany to DKV

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, March 31, 2004 - In line with its intent to focus on its core insurance businesses Zurich Financial Services Group (Zurich) announced today that it has signed agreements with DKV Deutsche Kranken-versicherung AG (DKV) for DKV to acquire Zürich Krankenversicherung AG (Deutschland) (Zürich Krankenversicherung), as well as the 45% stake which Zurich's subsidary Deutscher Herold AG holds in GLOBALE Krankenversicherungs-AG (GLOBALE). Further, Zurich and DKV have signed a distribution agreement under which the sales force of Zurich Group Germany will distribute DKV's health insurance products. The parties agreed to keep the price confidential. Pending regulatory approvals, the transaction is expected to close in the second quarter of this year.

While the health insurance company Zürich Krankenversicherung is wholly owned by Zurich's subsidiary Zürich-Beteiligungs-AG (Deutschland), GLOBALE is further owned by Gerling Konzern Lebensversicherungs-AG (45%) and Deutsche Bank AG (10%), which are also selling their stakes to DKV. At the end of 2003, Zürich Krankenversicherung had gross written premiums of EUR 29 million (local statutory result), while GLOBALE had gross written premiums of EUR 92 million.

Staff working in the administrative area, as well as in sales support functions for the companies being sold will be taken over by DKV.

ZURICH
FINANCIAL SERVICES

Eduard Thometzek, CEO of Zurich Group Germany, comments „The sale of Zürich Krankenversicherung and of our stake in GLOBALE continues the Group's rigorous implementation of the strategy to focus on the core General and Life Insurance businesses. Moreover, our collaboration with DKV grants us access to a wider range of health insurance products, and our distribution network will benefit from the support dispensed by DKV experts."

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN